UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB APPROVAL OMB Number: 3235-0167 Expires: August 31, 2027 Estimated average burden hours per response........1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-254676
Cyber App Solutions Corp. (Exact name of registrant as specified in its charter)
2000 Bering Drive, Suite 875, Houston, Texas 77057; (713) 400-2987 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, par value $0.001 per share (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[X]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date:    222

Pursuant to the requirements of the Securities Exchange Act of 1934 Cyber App Solutions Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 28, 2026	By: /s/ Steven Looper Chief Executive Officer

SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System      OMB Number 7100-0091      Approval expires February 28, 2027

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.